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202-239-3300

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www.alston.com

David J. Baum                                                  Direct Dial: 202-239-3346                                           E-mail: david.baum@alston.com

March 10, 2021

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II: North Star Opportunity Fund N-14 (File No. 333-252794)

Ladies and Gentlemen:

On behalf of the Northern Lights Fund Trust II (“NLFT II”) and its series, the North Star Opportunity Fund, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is Pre-Effective Amendment #2 to NLFT II’s Registration Statement on Form N−14 (File No. 333-252794) relating to the proposed acquisition of all of the assets and liabilities of the Two Oaks Diversified Growth and Income Fund (the “Acquired Fund”), a series of NLFT II, by the North Star Opportunity Fund (the “Acquiring Fund”), a series of NLFT II. The purpose of this filing is to incorporate changes in response to comments provided by the Staff on the Registrant’ Registration Statement on Form N-14 filed with the Commission on February 5, 2021, and to make certain other non-material changes.

The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Fund to approve an Agreement and Plan of Reorganization by and among NLFT II, on behalf of the Acquired Fund and the Acquiring Fund, and North Star Investment Management Corp., the adviser to the Acquiring Fund, providing for: (i) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for (a) shares of Class A shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of the Acquiring Fund received in the exchange in proportion to the shareholders’ respective holdings of shares of the Acquired Fund.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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